NEWS RELEASE: September 26, 2007

ALMADEN TERMINATES TULIGTIC OPTION

Almaden Minerals Ltd. (AMM: TSX; AAU:AMEX, “Almaden”) has terminated an option agreement signed August 8, 2006 which granted the optionee the right to earn a 60% interest in Almaden’s 100% owned Tuligtic project, Mexico. Under terms of this agreement the optionee made a firm commitment to spend US$300,000 on the property during the first 12 months from its effective date but failed to meet this commitment and consequently the agreement is now terminated. No drilling was conducted by the optionee. Almaden carried out geological, induced polarization (IP) geophysical, and soil sampling geochemical surveys on the property prior to forming the option agreement. This work identified drill targets on an exciting new porphyry copper-gold system and an adjacent gold-silver epithermal vein system which remain untested by drilling. Almaden is seeking a new partner to advance the Tuligtic project.

Morgan Poliquin, M.Sc., P.Eng. a qualified person, under the meaning of National Instrument 43-101, the president, COO and a director of Almaden, has reviewed the technical aspects of this news release.

ABOUT ALMADEN

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has 14 active joint venture and option agreements. This includes 11 agreements under which other companies are earning an interest in the Almaden projects by spending. Almaden has approximately $20 million in working capital, no debt, and holds approximately a 41.7% interest in Tarsis Capital Corp. (TCC - TSX).

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.